Exhibit 21.1
SUBSIDIARIES OF LENDINGTREE, INC.

Name	Jurisdiction of Formation
LendingTree, LLC	DE
Tree.com BU Holding Company, Inc.	DE
DegreeTree, Inc.	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LT India Holding Company, LLC	DE
LendingTree Research Services LLP	India
Ovation Credit Services, Inc.	FL
CM LT Holdings, LLC	DE
QuoteWizard.com, LLC	DE
QW Insurance Solutions, LLC	WA
LT Intermediate Company, LLC	DE
LTIM, LLC	DE